

December 15, 2010

Mr. John R. Buran
President and Chief Executive Officer
Flushing Financial Corporation
1979 Marcus Avenue
Lake Success, New York 11042

Re: **Flushing Financial Corporation**
Form 10-K for the year ended December 31, 2009
Form 10-Q for the quarterly period ended March 31, 2010
Form 10-Q for the quarterly period ended June 30, 2010
Form 10-Q for the quarterly period ended September 30, 2010
Schedule 14A, filed April 8, 2010
<u>**File No. 001-33013**</u>

Dear Mr. Buran:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>**Form 10-K for the Fiscal Year ended December 31, 2009**</u>

<u>Business, page 1</u>
<u>Overview, page 1</u>

1. We note your proposed response to comment 2 of our letter. As we requested,

please provide to us and undertake to include in your future filings, a revised business section as required by Item 101 of Regulation S-K, to disclose the following information:

- revise the sixth, seventh and eighth paragraphs to describe the current status of each of the businesses including revenues for the past three fiscal years from each that accounted for ten percent of or more of your revenue in any of the last three fiscal years, as required by Item 101(c)(1)(i) and (ii);
- delete or discuss the basis for your claim, on the twelfth line, that your underwriting standards in 2008 and currently are "conservative" given your historic practice of making so called "stated income" loans based on statements by borrowers of their respective income without your verifying their income;
- describe in detail how you "began tightening our conservative underwriting standards in 2008" (on the twelfth line) identifying each of the changes made since 2008;
- disclose your procedures for and the frequency with which you reappraise the value of your collateral;
- describe your historic and current policies on extending, renewing or restructuring or otherwise changing the terms of loans or other extensions of credit; and
- describe your historic and current policies on making additional loans to a borrower or any related interest of the borrower who is past due in principal or interest more than 90 days.

Competition, page 3

2. We note your proposed response to comment 3 of our letter. As we requested, please provide to us and undertake to include in your future filings, disclosure required by Item 101(c)(x) including, but not limited to, the following:

- estimate your competitive position; and
- identify the principal methods of competition for loans and separately for deposits in your market area and for national brokered deposits.

Sources of Funds, page 24

3. We note your proposed response to comment 5 of our letter. Please revised your proposed disclosure as follows:
- revise your claim (on the fifth line of your proposed response) that the operating costs of brokered deposits are "lower" than other deposits, to disclose that the interest rates on brokered deposits are substantially higher

and disclose the aggregate difference is approximately two percentage
points higher; and

- revise the caption to include brokered money market deposits and address
the risk that you may not be able to rely on brokered deposits for sixteen
percent of your deposits because the depositors are outside of your market
and do not have other relationships with you but you have "utilized"
brokers to attracted deposits and these deposits may not rollover upon
maturity unless you continue to offer some of the highest interest rates in
the country.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 54

Trends and Contingencies, page 58

4. We note your proposed response to comment 8 of our letter. As we requested,
please provide to us and undertake to include in your future filings, analysis (not
just disclosure) of the causes and effects of the following:

- as we requested, trends in the number, size and types of new loans that
you are originating including analysis of your reasons for changing the
composition of your loan portfolio, as disclosed on the bottom of page
10 and the drop in new loans from over $757 million in 2007 to $500
million in 2009 (disclosed in the first sentence on page 10) and the
extent to which you have targeted goals for reduced lending;
- as we requested, trends over the past three years in commercial real
estate prices, commercial real estate sales and commercial building
permits in your market areas (as opposed to "national and regional
economies");
- as we requested, trends over the past three years in home price index,
residential real estate sales and single family and multifamily building
permits in your market area (as opposed to "national and regional
economies"); and
- provide detail, if material, regarding your statement in the second
paragraph on page 11 that you "have not yet experienced a significant
increase in foreclosed properties due to an extended foreclosure
process in our market" and discuss the extent to which you are
experiencing, directly or indirectly, issues with documentation relating
to mortgages for which you are seeking foreclosure.

5. Please provide to us and undertake to include in your future filings discussion and analysis of the following:
   - the number and aggregate amount of loans that had their terms extended but not accounted for as non-performing nor troubled debt.
   - the extent to which loans have been extended at maturity for which you have not considered the loan to be impaired due to the existence of guarantees and disclose the types of extensions made, how loan terms are being adjusted from the original terms, and whether you consider these types of loans as collateral-dependent;
   - how you evaluate the financial ability of a guarantor and how this affects any allowance for loan loss recorded and the timing of charging-off the loan;
   - how many times you have sought performance under a guarantee and discuss the extent of the successes;
   - when the impaired loan is carried at a value in excess of the appraised value due to the guarantee from the borrower, disclose in detail how you evaluate and determine the realizable value of the borrower guarantee; and
   - the extent of your willingness to enforce the guarantee.

Exhibits

6. Please revise your references for the articles of incorporation and the bylaws which you have incorporated by reference, to provide to us and undertake to include in your future filings the date of the Form S-1 to which you incorporate by reference and confirm the file number. We note that the file number is not recognized by EDGAR.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 5 – Debt and Equity Securities, page 87

7. We note your response to comment 13 of our letter dated June 17, 2010 with regard to the use of the same default rate for each of the company's pooled trust preferred securities. We would assume that your pooled trust preferred securities have different actual default rates, credit ratings and fair values. Presumably, this is because each security has different and distinct credit characteristics represented by the individual banks in each pool and based on the specific tranche in which you have invested. Consistent with the guidance in paragraphs ASC 320-10-35-33f-33-i, we believe you must analyze the specific credit characteristics of the collateral underlying each individual

security to develop the deferral/default assumptions for your estimated cash flows and that simply using the same credit default assumption based on the average long term performance of FDIC regulated banks, Fitch IBCA, AM Best's study and Standard & Poor's methodology for all your securities is not a reasonable methodology consistent with the guidance. Therefore, please revise your trust preferred OTTI methodology to analyze the specific credit characteristics of the collateral underlying each individual security as the basis for your credit deferral/default assumptions. Please provide us with your revised results for periods ended December 31, 2009 and September 30, 2010 presented comparatively with your initial analysis. We may have further comments.

8. Considering the significant judgment required to determine if a security is OTTI and the focus users of financial statements have placed in this area, we believe comprehensive and detailed disclosure is required to meet the disclosure requirements in ASC 310-20-50 and Item 303 of Regulation S-K for your material loss exposure. Therefore, for each individual and pooled trust preferred security with at least one rating below investment grade, please revise future filings to disclose the following information as of the most recent period end: single-issuer or pooled, class, book value, fair value, unrealized gain/loss, lowest credit rating assigned to the security, number of banks currently performing, actual deferrals and defaults as a percentage of the original collateral, expected deferrals and defaults as a percentage of the remaining performing collateral and excess subordination as a percentage of the remaining performing collateral.

9. We note your response to comment number 14 of our letter dated June 17, 2010. Describe the analysis you performed regarding the development of the estimates/projections of the prepayment rate, loss severity and default rates for each of the company's private issuers of REMIC and CMO securities. Tell us your assumptions for each security versus those developed by the independent third party and how you determined the OTTI on an individual security basis.

Schedule 14A

Transactions with Related Persons, page 12

10. We note your proposed response to comment 16 of our letter. As we requested, please provide to us and undertake to include in your future filings, revision of this section to comply with Item 404 of Regulation S-K to revise

the third paragraph to disclose the aggregate amount paid to the firm since the beginning of your last fiscal year.

Form 10-Q for the Quarterly Period Ended September 30, 2010

Financial Statements

Note 4, Debt and Equity Securities, pages 7-12

11. We note the disclosure that the company does not have the intent to sell these securities and does not anticipate that these securities will be required to be sold before recovery of the full current amortized cost of the company's investment/principal and interest due, which may be at maturity at September 30, 2010. Please revise the disclosure in future filings to state how the company evaluates whether an impairment is other than temporary pursuant to ASC 320-10-35-33B. In this regard, if an entity does not intend to sell the debt security, the entity shall consider available evidence to assess whether it more likely than not will be required to sell the security before recovery of its amortized cost basis.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christina Harley at (202) 551-3695 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael R. Clampitt
Senior Attorney